Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ascent Capital Group, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-156231 and 333-156230) of Ascent Capital Group, Inc. of our report dated February 29, 2012, with respect to the consolidated balance sheets of Ascent Capital Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Ascent Capital Group, Inc..

/s/ KPMG LLP
Dallas, Texas
February 29, 2012